Fresh Traffic Group, Inc.
201 Portage Ave, Suite 1680
 Winnipeg MB, Canada

April 13, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                      Andrew D. Mew
        Accounting branch Chief
cc:                                        Scott Stringer

By Facsimile: (202) 772-9202

RE:          Fresh Traffic Group, Inc.
Form 10-Q for the Quarterly Period Ended November 20, 2010
Filed January 21, 2011
Form 8-K/Amendment No. 1
Filed January 31, 2011
File No. 000-53703

Dear Mr. Mew:

Further to your letter of March 3, 2011 in regard to Fresh Traffic Group, Inc. filing, we respond as follows:

Form 8-K/Amendment No.1 filed January 31, 2011

EX-99.2

Notes to Pro Forma Consolidated Financial Statements, page 4

Comment:

1.
We note you have 35,600,000 shares of common stock outstanding after the reverse recapitalization transaction with Fresh Traffic Group, Inc., the public shell, and that the shell issued 8,000,000 common stock to operating company’s shareholders to effect the transaction, representing only 22.47% of the total issued and outstanding shares. Tell us and describe the individuals/entities who owned the remainder of the issued and outstanding shares and their relationship to you. In this regard, explain to us how the operating company’s shareholders effectively control the combined entity with only 22.47% ownership interests after the transaction and how your reverse recapitalization accounting is appropriate under GAAP in light of your apparent lack of a controlling voting interest. If the operating company’s shareholders do not control the combined entity, it appears the public shell in the accounting acquirer. If so, you should not account for the transaction as a forward purchase and present predecessor financial statements up to October 26, 20100 and successor financial statements after that date in the filing with no lapse of reporting period. Please advise us in detail. We may have further comments.

Response:

In determining to report this transaction as a reverse merger, the Company considered the following after review with its accounting staff and consultation with the Company’s auditors as to the accounting treatment to be applied:

At the time of the recapitalization transaction whereby the shareholders of the operating company, Fresh Traffic Group Inc. were issued 8,000,000 shares of the Company’s common stock (22.47% of the issued and outstanding shares) the Company’s remaining shareholders holding 77.53% of the issued and outstanding shares, had no relationship to the Company.  No individual shareholder owned even 5% of the Company’s issued and outstanding shares of common stock, and to the Company’s knowledge no shareholders were acting in concert in order to create a large minority shareholder interest.  Jeremy Booth and Kim Lewis, shareholders of the operating company, collectively controlled 4 million shares of Company’s common stock upon the recapitalization transaction, and given their common law relationship, along with the fact that the remaining shareholder who is also related to the  operating entity controlled the single largest block of issued and outstanding shares,(4,000,000 shares of the Company’s common stock)s, the Company determined that this group of owners held the single largest voting interest in the recapitalized entity and therefore constituted the “acquirer”. Additionally, immediately after the transaction concluded, these same parties comprised the senior management of the combined entity and Board of Directors, with the ability to appoint officers and other key members.  Further relyaing on the guidance of paragraphs 805-10-25-5 of Subtopic 810-10 of ASC805, the Company determined the relative size, measured by revenues, of the operating company was sufficient to indicate the operating entity was the acquirer.  In consideration of the aforementioned facts, the Company believes it has appropriately accounted for the transaction under GAAP.

Form 10-Q For the Quarterly previous Ended November 30, 2010

Note 1. Basis of presentation, Page F-4

Comment:

2.
Refer to the sixth paragraph. We note that you acquired 100% of ECH by issuing 900,000 restricted common shares to Mr. Tan, ECH’s primary creditor, on January 21, 2010, but the transaction was agreed to canceled by all parties involved effective May 31, 2010. In this regard, explain to us how ECH continues to be your wholly owned subsidiary in light of the cancellation of the transaction.

Response:

On review of the wording in the Form 10-Q relating to the return to treasury of the 900,000 restricted common shares issued to Mr. Tan, we will amend the wording accordingly to more clearly describe the transaction.  The acquisition of DTS8 Holdings Co. Ltd by the Company’s wholly owned subsidiary Estate Coffee Holdings Ltd. (“ECH”) was cancelled with return of the 900,000 shares held by Mr. Tan to treasury.   The Company and the shareholders of ECH did not cancel the transaction whereby the Company acquired ECH, and ECH remains a wholly owned subsidiary of the Company. Please advise if you wish for us to  file an amendment to the Form 10-Q for the period ended November 30, 2010 to clarify the disclosure to more clearly describe the transaction, We have provided updated disclosure with our  Form 10-Q for the period ended February 28, 2011..

.

Note 2. Summary of Significant Accounting Policies, page F-6

Segment Information

Comment:

3.
We note your disclosure that your operations consist of primarily internet sales and web-based consulting services rather than coffee business. In that regard, please tell us and disclose in more detail your products and services and how such products and/or services result in revenue; explain that process. Also, explain to us why you do not report service revenues on the face of the income statements.

Response:

The Company’s products and services consist primarily of the following components:

(i) Sales of internet marketing solutions including Search Engine Optimization services, development of Pay per Click Programs and other internet based advertising initiatives with the goal of increasing exposure of client websites and services;
(ii) Development of additional webpages and other collateral materials as required to development and maintain the SEO strategy including internet marketing services;
(iii)Research and reporting on keywords suitable to drive traffic to client websites;
(iv)Editing and tagging of content on existing website to maximize impact for SEO;
(v) Custom engagement services including flat fee webpage development.

Revenue is primarily generated through term-based contracts with clients that require a flat monthly fee for services rendered on a monthly basis, depending on the service level provided under the contract.  The contracts generally span a minimum 12 month period and revenues are recorded monthly on the first day of each month based on the agreed to monthly amount. Fees for services and work product must be paid in advance of services provided, or service/ work product is withheld.  Costs associated with revenues generally include staff wages for execution of the SEO strategy, and direct costs associated with pay per click advertisements, website links and other functions that support the  implementation of the SEO strategy.  Revenue is recorded on a straight line basis over the contract period.

The Company will amend the line item currently reported as “Sales” to “Service based sales” in order to better describe the Company’s primary revenue generating operations.

Note 6. Common Stock, page F-8

Comment:

4.
We note you issued 2,400,000 shares of common stock to Ocean Exploration Ltd. To settle the debt of $70,152 and that you reported a loss on settlement of the debt of $73,848 for the three month period ended November 30, 2010. Please tell us and clarify in your disclosures if Ocean Exploration Ltd is an unrelated third party. If so, explain to us how you fair valued the stock issuance in calculating the loss on settlement.

Response:

We confirm that Ocean Exploration Ltd. (“Ocean”) is an unrelated third party. The issuance of 2,400,000 shares of common stock to Ocean was valued at the market price of the stock on the date of issue which was $0.06.  As a result, the Company recorded a loss on settlement of debt of $73,848 which amount reflects the different between the book value of the loan payable and the market value of the 2,400,000 shares issued on the date of settlement.  We have amended our  Form 10-Q disclosures on our Form 10-Q for the period ended February 28, 2011.

We acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above responses provide a satisfactory response to your inquiries.

Yours truly,

/S/ Jerry Booth
Jerry Booth
CEO
Fresh Traffic Group, Inc.

Cc:  file